Exhibit 99.1
ROGERS COMMUNICATIONS REPORTS FOURTH QUARTER AND FULL-YEAR 2022 RESULTS; ANNOUNCES 2023 FINANCIAL GUIDANCE
•Rogers' Q4 results reflect robust Wireless and Media performance; Company provides strong outlook for 2023
•Healthy, competitive market embraces value of Rogers' wireless plans, with postpaid mobile phone net additions of 193,000, up 37%
•Full-year postpaid mobile phone net adds of 545,000 lead Canadian industry, up 35% and strongest results since 2007
•Total service revenue up 6% and adjusted EBITDA up 10%
•Wireless service revenue up 7%, adjusted EBITDA up 8%
•Cable service revenue consistent with 2021; adjusted EBITDA up 1%
•Media delivers strong growth, with revenue up 17% and adjusted EBITDA up $83 million
•Capital expenditures of $776 million
•Record investments of $3.1 billion by Rogers in Canada during 2022, including a 39% increase over the last-five-year average in network infrastructure
•Rogers, Shaw, and Quebecor remain committed to the pro-competitive transactions to support a strong fourth wireless carrier and more competition in wireline
•Company delivers on 2022 guidance; announces robust growth for 2023 guidance
•Total service revenue growth range of 4% to 7%
•Adjusted EBITDA growth range of 5% to 8%
•Capital expenditures excluding Shaw1 of $3.1 billion to $3.3 billion compared to $3,033 million in 2022
•Free cash flow excluding Shaw1 of $2.0 billion to $2.2 billion compared to $2,027 million in 2022

TORONTO (February 2, 2023) - Rogers Communications Inc. today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2022.

Consolidated Financial Highlights

	Three months ended December 31			Twelve months ended December 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2022	2021	% Chg	2022	2021	% Chg

Total revenue	4,166	3,919	6	15,396	14,655	5
Total service revenue	3,436	3,232	6	13,305	12,533	6
Adjusted EBITDA [1]	1,679	1,522	10	6,393	5,887	9
Net income	508	405	25	1,680	1,558	8
Adjusted net income [1]	554	486	14	1,915	1,803	6

Diluted earnings per share	$1.00	$0.80	25	$3.32	$3.07	8
Adjusted diluted earnings per share [1]	$1.09	$0.96	14	$3.78	$3.56	6

Cash provided by operating activities	1,145	1,147	—	4,493	4,161	8
Free cash flow [1]	635	468	36	1,773	1,671	6
Free cash flow excluding Shaw financing [1]	644	468	38	1,985	1,671	19

"We delivered strong results in the fourth quarter and for the full year," said Tony Staffieri, President and CEO. "We executed with discipline and delivered impressive growth in Wireless and Media, while setting solid growth targets for 2023. We remain committed to the Shaw transaction and delivering more choice, more value, and more innovation to Canadians."
1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Capital expenditures excluding Shaw, free cash flow excluding Shaw, free cash flow excluding Shaw financing, and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	Fourth Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 6% this quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this quarter, primarily as a result of higher roaming revenue associated with increased travel, as COVID-19-related global travel restrictions were removed, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue increased by 6%, as a result of a continued shift in the product mix towards higher-value devices.

Cable service revenue was stable this quarter, primarily as a result of increased competitive promotional activity, offset by service pricing changes made in the first quarter and an increase in total customer relationships.

Media revenue increased by 17% this quarter primarily as a result of higher sports-related revenue, including higher Toronto Blue Jays revenue, and higher advertising revenue, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 10% this quarter and our adjusted EBITDA margin increased by 150 basis points primarily due to increases in Wireless and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 8%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 63.2%.

Cable adjusted EBITDA increased by 1%, primarily as a result lower operating expenses due to recognized cost efficiencies. This gave rise to an adjusted EBITDA margin of 51.2%.

Media adjusted EBITDA increased by $83 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased by 25% and 14%, respectively, this quarter, primarily as a result of higher adjusted EBITDA, partially offset by higher income taxes and higher finance costs attributable to the Shaw acquisition-related senior note financing.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,145 million (2021 - $1,147 million), in line with last year, as a result of higher adjusted EBITDA, offset by a higher investment in net operating assets. We also generated free cash flow of $635 million (2021 - $468 million), up 36%, primarily as a result of higher adjusted EBITDA, partially offset by higher interest on borrowings, including borrowings associated with the Shaw Transaction (as defined below).

As at December 31, 2022, we had $4.9 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.5 billion in cash and cash equivalents and a combined $4.4 billion available under our bank credit facilities. We also held $12.8 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Shaw Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on February 1, 2023.

2    Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	2	Fourth Quarter 2022

Operating Environment and Strategic Highlights

As immigration levels continue to increase and COVID-19 restrictions have largely been removed, including travel and capacity restrictions, masking mandates, testing requirements, and vaccine mandates, the Canadian economy has recovered modestly. Travel volumes have increased due to fewer international travel restrictions, resulting in higher roaming revenue. Sporting events have been permitted to fill to venue capacity, resulting in greater attendance and game day revenue as we welcomed fans back to Rogers Centre. Additionally, our employees returned to our offices in a hybrid model earlier this year.

As a result of increasing inflation and the Bank of Canada's strategy for addressing that increase, many economists are forecasting Canada, along with other global economies, will enter a moderate recession in the first half of 2023. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for 2022.

Successfully complete the Shaw acquisition
•Received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) for the transfer of Shaw Communications Inc.'s (Shaw) broadcasting services.
•Entered into a definitive agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor.
•Successfully obtained financing of $13 billion to fund the Shaw Transaction, including the largest cross-border financing in Canadian history.
•Successfully argued for the dismissal by the Competition Tribunal (Tribunal) of the Competition Bureau's (Bureau) application to block the Shaw Transaction, with the panel concluding unanimously that the transactions are pro-competitive; the decision of the Tribunal was upheld by the Federal Court of Appeal on January 24, 2023.

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Invested a record $3.1 billion in capital investments in Canada, the majority of which was invested in our networks.
•Continued to expand Canada’s largest 5G network as at December 31, 2022, reaching over 1,900 communities across the country.
•Became the first service provider in Canada to deploy 3500 MHz spectrum to increase 5G network capacity, boost speeds, and deliver ultra-low latency services, starting in Nanaimo, British Columbia and continuing its deployment across Canada, including in Calgary, Edmonton, Montreal, Ottawa, Toronto, Vancouver, and multiple rural areas.
•Committed to investing $20 billion in network reliability over the next five years and announced plans to separate our wireless and wireline networks.
•Signed a memorandum of understanding with Canada's other major telecommunications carriers regarding reciprocal support for emergency roaming, mutual assistance, and communications protocols in the event of a future major network outage.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Introduced new fibre-powered Ignite Internet packages and bundles, with symmetrical download and upload speeds of up to 2.5 Gbps, with existing Ignite Internet Gigabit 1.5 customers upgraded at no extra cost.
•First major provider in Canada to launch a new Wi-Fi modem with Wi-Fi 6E, currently the world's most powerful Wi-Fi technology, and introduced premium Ignite Internet with 8 Gbps symmetrical speeds in certain areas.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 88% of eligible transactions; includes 24/7 virtual assistant support tools and the ability for Fido and Rogers customers to complete price plan changes, hardware upgrades, and other account updates online.
•Donated $1 million to Jays Care Foundation in support of their ambitious goal to bring programming to 45,000 kids across Canada through Indigenous Rookie League, Challenger Baseball, and Girls at Bat.

Rogers Communications Inc.	3	Fourth Quarter 2022

Improve execution and deliver strong financial performance across all lines of business
•Attracted 545,000 net postpaid mobile phone subscribers to lead the Canadian industry, up 35% and our strongest results since 2007.
•Delivered on robust 2022 full-year guidance after increasing guidance ranges in April for total service revenue, adjusted EBITDA, and free cash flow excluding Shaw financing guidance.
•Generated total service revenue of $13,305 million, up 6%; adjusted EBITDA of $6,393 million, up 9%; and net income of $1,680 million, up 8%.
•Generated free cash flow excluding Shaw financing of $1,985 million, up 19%, and cash provided by operating activities of $4,493 million, up 8%.
•Paid dividends of $1,010 million to our shareholders.

Achieved 2022 Guidance

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2022 financial metrics.

	2021	2022			2022
(In millions of dollars, except percentages)	Actual	Guidance Ranges			Actual		Achievement
Consolidated Guidance [1]
Total service revenue	12,533	Increase of 6%	to	increase of 8%	13,305	6.2%	✓
Adjusted EBITDA	5,887	Increase of 8%	to	increase of 10%	6,393	8.6%	✓
Capital expenditures [2]	2,788	2,800	to	3,000	3,075	n/m	✓✓
Free cash flow excluding Shaw financing	1,671	1,900	to	2,100	1,985	n/m	✓

Achieved ✓	Exceeded ✓✓
n/m - not meaningful
1 The table outlines guidance ranges for selected full-year 2022 consolidated financial metrics provided in our January 27, 2022 earnings release and subsequently updated on April 20, 2022. Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

We exceeded our guidance range for capital expenditures for the year due to greater investments in our networks. Despite these increased investments, we still achieved our guidance for total service revenue, adjusted EBITDA, and free cash flow excluding Shaw financing.

2023 Outlook

For the full-year 2023, we expect growth in total service revenue and adjusted EBITDA will drive higher free cash flow. In 2023, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. To assess our results on an organic basis not including capital expenditures on integration-related activities in preparation for the Shaw Transaction (see "Shaw Transaction"), we are providing 2023 guidance ranges on "capital expenditures excluding Shaw" and "free cash flow excluding Shaw".

	2022	2023
(In millions of dollars, except percentages; unaudited)	Actual	Guidance Ranges [1]

Consolidated Guidance
Total service revenue	13,305	Increase of 4%	to	7%
Adjusted EBITDA	6,393	Increase of 5%	to	8%
Capital expenditures excluding Shaw [2]	3,033	3,100	to	3,300
Free cash flow excluding Shaw [3]	2,027	2,000	to	2,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, assets acquired through business combinations, or expenditures on integration-related activities in preparation for the Shaw Transaction.
3    Reflects free cash flow excluding the effect of Shaw senior note financing (as defined below) and capital expenditures on integration-related activities in preparation for the Shaw Transaction.

The above table outlines guidance ranges for selected full-year 2023 consolidated financial metrics without giving effect to the acquisition of Shaw (Shaw Transaction, see "Shaw Transaction"), the associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2022 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2023 financial results for evaluating the performance of our business. This information

Rogers Communications Inc.	4	Fourth Quarter 2022

may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2023 guidance") and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board of Directors-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above. Guidance ranges will be reassessed once the Shaw Transaction has closed.

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Shaw Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Shaw Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Shaw Transaction is subject to other customary closing conditions, including compliance with, or receipt of, applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Shaw Transaction to February 17, 2023. See "Regulatory Developments".

Financing
In connection with the Shaw Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Shaw Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion ($9.05 billion) and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Shaw Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our fourth quarter interim condensed consolidated statement of financial position. The substantial majority of these funds were held as cash deposits with major financial institutions as at December 31, 2022. The remaining restricted cash equivalents have been invested in short-term, highly liquid investments and are readily convertible to cash with no associated penalties.

The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023, to ensure this financing remains in place should the Shaw Transaction close after December 31, 2022. As at December 31, 2022, because the Shaw Transaction had not yet been consummated and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million of additional consent fees to the holders of SMR notes in January 2023. Additionally, in September 2022, we extended the drawdown period on the $6 billion term loan facility from December 31, 2022 to December 31, 2023. See "Managing our Liquidity and Financial Resources" for more information on our financing for the Shaw Transaction.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Shaw Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under Shaw's senior notes.

Rogers Communications Inc.	5	Fourth Quarter 2022

Regulatory approval status
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Shaw Transaction.

On May 9, 2022, the Bureau announced it had filed applications to the Tribunal opposing the Shaw Transaction and requesting an injunction to prevent closing of the Shaw Transaction until the Bureau's application to challenge the Shaw Transaction could be decided.

On June 17, 2022, we announced a proposed divestiture agreement with Shaw and Quebecor for the sale of Freedom to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the sale of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay Shaw $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Shaw Transaction, compliance with the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Shaw Transaction. On August 12, 2022, we announced we had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). On December 31, 2022, the Minister indicated he would not render his decision on the transfer of Freedom’s spectrum licences to Videotron until there is clarity on the ongoing legal process arising from the Tribunal’s decision. The proposed Freedom Transaction continues to be reviewed by Innovation, Science and Economic Development Canada (ISED Canada).

The Tribunal proceedings commenced on November 7, 2022 and final oral arguments were completed on December 14, 2022. On December 29, 2022, the Tribunal released its summary decision, dismissing the Bureau's application to block the Shaw Transaction. Subsequently, on December 30, 2022, the Bureau announced it would appeal the Tribunal's decision to the Federal Court of Appeal. The Federal Court of Appeal held a hearing on January 24, 2023, during which it issued a ruling from the bench dismissing the Bureau's appeal and upholding the Tribunal's decision. On January 24, 2023, following the Federal Court of Appeal’s decision, the Bureau announced it would not be pursuing a further appeal in the case. On January 25, 2023, the House of Commons Standing Committee on Industry and Technology held a second public hearing regarding the Shaw Transaction, including the proposed Freedom Transaction, at which members of management for Rogers, Shaw, and Quebecor, among others, appeared.

Given the ongoing regulatory process and the parties’ continued commitment to the Shaw Transaction, Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for closing the Shaw Transaction to February 17, 2023 (with the consent of Quebecor). The outside date for the proposed Freedom Transaction coincides with the outside date of the Shaw Transaction. Nonetheless, the time required for ISED Canada to issue its approval is uncertain and could result in further delays in, or prevent the closing of, the Shaw Transaction and the Freedom Transaction.

See "Regulatory Developments" for more information on the regulatory approval status of the Shaw Transaction.

Rogers Communications Inc.	6	Fourth Quarter 2022

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact    Media contact

Paul Carpino    Sarah Schmidt
647.435.6470    647.643.6397
paul.carpino@rci.rogers.com    sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our fourth quarter 2022 results teleconference with the investment community will be held on:
•February 2, 2023
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	7	Fourth Quarter 2022

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and twelve months ended December 31, 2022, as well as forward-looking information about future periods. This earnings release should be used as preparation for reading our forthcoming Management's Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2022, which we intend to file with securities regulators in Canada and the US in the coming weeks. These documents will be made available at investors.rogers.com, sedar.com, and sec.gov or mailed upon request.

The financial information contained in this earnings release is prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This earnings release should be read in conjunction with our 2021 Annual MD&A, our 2021 Audited Consolidated Financial Statements, our 2022 First, Second, and Third Quarter MD&A and Interim Condensed Consolidated Financial Statements, and our other recent filings with Canadian and US securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at February 1, 2023 and was approved by RCI's Board of Directors (the Board). This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or fourth quarter refer to the three months ended December 31, 2022, first quarter refers to the three months ended March 31, 2022, second quarter refers to the three months ended June 30, 2022, third quarter refers to the three months ended September 30, 2022 and year to date or full year refer to the twelve months ended December 31, 2022. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned by Rogers Communications Inc. or an affiliate. This earnings release also includes trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2023 Rogers Communications

Rogers Communications Inc.	8	Fourth Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	9	Fourth Quarter 2022

Summary of Consolidated Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Wireless	2,578	2,415	7		9,197	8,768	5
Cable	1,019	1,023	—		4,071	4,072	—
Media	606	516	17		2,277	1,975	15
Corporate items and intercompany eliminations	(37)	(35)	6		(149)	(160)	(7)
Revenue	4,166	3,919	6		15,396	14,655	5
Total service revenue [1]	3,436	3,232	6		13,305	12,533	6

Adjusted EBITDA
Wireless	1,173	1,086	8		4,469	4,214	6
Cable	522	518	1		2,058	2,013	2
Media	57	(26)	n/m		69	(127)	n/m
Corporate items and intercompany eliminations	(73)	(56)	30		(203)	(213)	(5)
Adjusted EBITDA	1,679	1,522	10		6,393	5,887	9
Adjusted EBITDA margin [2]	40.3%	38.8%	1.5	pts	41.5%	40.2%	1.3	pts

Net income	508	405	25		1,680	1,558	8
Basic earnings per share	$1.01	$0.80	26		$3.33	$3.09	8
Diluted earnings per share	$1.00	$0.80	25		$3.32	$3.07	8

Adjusted net income	554	486	14		1,915	1,803	6
Adjusted basic earnings per share [2]	$1.10	$0.96	15		$3.79	$3.57	6
Adjusted diluted earnings per share	$1.09	$0.96	14		$3.78	$3.56	6

Capital expenditures	776	846	(8)		3,075	2,788	10
Cash provided by operating activities	1,145	1,147	—		4,493	4,161	8
Free cash flow	635	468	36		1,773	1,671	6
Free cash flow excluding Shaw financing	644	468	38		1,985	1,671	19
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	10	Fourth Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,856	1,735	7		7,131	6,666	7
Equipment revenue	722	680	6		2,066	2,102	(2)
Revenue	2,578	2,415	7		9,197	8,768	5

Operating expenses
Cost of equipment	734	713	3		2,115	2,142	(1)
Other operating expenses	671	616	9		2,613	2,412	8
Operating expenses	1,405	1,329	6		4,728	4,554	4

Adjusted EBITDA	1,173	1,086	8		4,469	4,214	6

Adjusted EBITDA service margin [1]	63.2%	62.6%	0.6	pts	62.7%	63.2%	(0.5	pts)
Adjusted EBITDA margin [2]	45.5%	45.0%	0.5	pts	48.6%	48.1%	0.5	pts
Capital expenditures	421	501	(16)		1,758	1,515	16
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg		2022	2021	Chg

Postpaid mobile phone
Gross additions	537	420	117		1,523	1,304	219
Net additions	193	141	52		545	403	142
Total postpaid mobile phone subscribers [2]	9,392	8,847	545		9,392	8,847	545
Churn (monthly)	1.24%	1.06%	0.18	pts	0.90%	0.88%	0.02	pts
Prepaid mobile phone
Gross additions	216	145	71		796	512	284
Net (losses) additions	(7)	(21)	14		89	(94)	183
Total prepaid mobile phone subscribers [2]	1,255	1,166	89		1,255	1,166	89
Churn (monthly)	5.90%	4.66%	1.24	pts	4.90%	4.20%	0.70	pts
Mobile phone ARPU (monthly) [3]	$58.69	$58.14	$0.55		$57.89	$56.83	$1.06
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 7% increase in service revenue this quarter was primarily a result of:
•higher roaming revenue associated with increased travel as COVID-19-related global travel restrictions were removed; and
•a larger mobile phone subscriber base.

The 1% increase in mobile phone ARPU this quarter was primarily a result of increased roaming revenue.

The increase in postpaid gross additions this quarter was a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Rogers Communications Inc.	11	Fourth Quarter 2022

Equipment revenue
The 6% increase in equipment revenue this quarter was a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•increased promotional activity.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter was primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•increased promotional activity.

Other operating expenses
The 9% increase in other operating expenses this quarter was primarily a result of higher costs associated with the increased revenue, which included increased roaming, commissions, and advertising.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Fourth Quarter 2022

CABLE

Cable Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,011	1,016	—		4,046	4,052	—
Equipment revenue	8	7	14		25	20	25
Revenue	1,019	1,023	—		4,071	4,072	—

Operating expenses	497	505	(2)		2,013	2,059	(2)

Adjusted EBITDA	522	518	1		2,058	2,013	2

Adjusted EBITDA margin	51.2%	50.6%	0.6	pts	50.6%	49.4%	1.2	pts
Capital expenditures	235	237	(1)		1,019	913	12

Cable Subscriber Results 1

	Three months ended December 31				Twelve months ended December 31
(In thousands, except ARPA and penetration)	2022	2021	Chg		2022	2021	Chg

Homes passed [2]	4,804	4,700	104		4,804	4,700	104
Customer relationships
Net (losses) additions	(6)	10	(16)		6	31	(25)
Total customer relationships [2,3]	2,590	2,581	9		2,590	2,581	9
ARPA (monthly) [4]	$129.92	$131.63	($1.71)		$130.12	$132.58	($2.46)

Penetration [2]	53.9%	54.9%	(1.0	pts)	53.9%	54.9%	(1.0	pts)

Retail Internet
Net additions	7	21	(14)		52	71	(19)
Total retail Internet subscribers [2,3]	2,284	2,229	55		2,284	2,229	55
Video
Net (losses) additions	(10)	5	(15)		32	(9)	41
Total Video subscribers [2,3]	1,525	1,491	34		1,525	1,491	34
Smart Home Monitoring
Net losses	(1)	(4)	3		(12)	(18)	6
Total Smart Home Monitoring subscribers [2]	101	113	(12)		101	113	(12)
Home Phone
Net losses	(18)	(19)	1		(76)	(90)	14
Total Home Phone subscribers [2,3]	836	911	(75)		836	911	(75)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for December 31, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The stable service revenue this quarter was a result of:
•increased competitive promotional activity; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases; offset by
•service pricing changes made in the first quarter; and
•the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases.

The customer relationship net losses and the lower ARPA this quarter were a result of increased competitive promotional activity.

Rogers Communications Inc.	13	Fourth Quarter 2022

Operating expenses
The 2% decrease in operating expenses this quarter was primarily as a result of cost efficiencies.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	14	Fourth Quarter 2022

MEDIA

Media Financial Results

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue	606	516	17		2,277	1,975	15
Operating expenses	549	542	1		2,208	2,102	5

Adjusted EBITDA	57	(26)	n/m		69	(127)	n/m

Adjusted EBITDA margin	9.4%	(5.0)%	14.4	pts	3.0%	(6.4)%	9.4	pts
Capital expenditures	73	38	92		142	115	23

Revenue
The 17% increase in revenue this quarter was a result of:
•higher sports-related revenue, including:
•negotiation of certain content rates; and
•higher Toronto Blue Jays revenue including a distribution from Major League Baseball; and
•higher advertising revenue due to the continuing improvement of the economy as the COVID-19 environment improved; partially offset by
•lower Today's Shopping Choice revenue.

Operating expenses
The 1% increase in operating expenses this quarter was a result of:
•higher Toronto Blue Jays player payroll due to the timing of games played; and
•higher programming costs; partially offset by
•lower Today's Shopping Choice costs in line with the lower revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	15	Fourth Quarter 2022

CAPITAL EXPENDITURES

	Three months ended December 31				Twelve months ended December 31
(In millions of dollars, except capital intensity)	2022	2021	% Chg		2022	2021	% Chg

Wireless	421	501	(16)		1,758	1,515	16
Cable	235	237	(1)		1,019	913	12
Media	73	38	92		142	115	23
Corporate	47	70	(33)		156	245	(36)

Capital expenditures [1]	776	846	(8)		3,075	2,788	10

Capital intensity [2]	18.6%	21.6%	(3.0	pts)	20.0%	19.0%	1.0	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our focus areas is to deliver world-class connectivity to Canadian consumers and businesses. As we continually work towards this, we spent more on our wireless and wireline networks this year than we have in the past several years. This year, we continued to roll out our 5G network, the largest 5G network in Canada as at December 31, 2022, across the country. We also continued to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we expanded our network footprint to reach more homes and businesses. We continued to direct capital expenditures to strengthen the resilience of our networks and made significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
Capital expenditures in Wireless this quarter, while lower than 2021, reflect continued investments made to upgrade and expand our wireless network. We continue to work on our ongoing deployment of 3500 MHz spectrum, which substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
Capital expenditures in Cable this quarter were in line with 2021. We continue to work on upgrades that will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, which will offer increased network resilience and stability along with faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of ongoing renovations at Rogers Centre.

Corporate
The decrease in corporate capital expenditures this quarter was a result of lower investments in our real estate facilities and our corporate information technology infrastructure.

Capital intensity
Capital intensity decreased in the quarter as a result of lower capital expenditure investments, as noted above, partially offset by higher revenue.

Rogers Communications Inc.	16	Fourth Quarter 2022

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,679	1,522	10	6,393	5,887	9
Deduct (add):
Depreciation and amortization	648	658	(2)	2,576	2,585	—
Restructuring, acquisition and other	58	101	(43)	310	324	(4)
Finance costs	287	218	32	1,233	849	45
Other (income) expense	(10)	(12)	(17)	(15)	2	n/m
Income tax expense	188	152	24	609	569	7

Net income	508	405	25	1,680	1,558	8

Depreciation and amortization

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Depreciation of property, plant and equipment	572	586	(2)	2,281	2,322	(2)
Depreciation of right-of-use assets	72	66	9	274	246	11
Amortization	4	6	(33)	21	17	24

Total depreciation and amortization	648	658	(2)	2,576	2,585	—

Restructuring, acquisition and other
This quarter, we incurred $58 million (2021 - $101 million) in restructuring, acquisition and other expenses, which included $47 million (2021 - $62 million) of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. The remaining costs in 2021 and 2022 were primarily severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Interest on borrowings	242	188	29	907	745	22
Interest on Shaw senior note financing	139	—	—	447	—	—

Total interest on borrowings [1]	381	188	103	1,354	745	82
Interest earned on restricted cash and cash equivalents	(130)	—	—	(235)	—	—

Interest on borrowings, net	251	188	34	1,119	745	50
Interest on lease liabilities	22	20	10	80	74	8
Interest on post-employment benefits liability	—	3	(100)	(1)	14	n/m
(Gain) loss on foreign exchange	(19)	1	n/m	127	10	n/m
Change in fair value of derivative instruments	16	3	n/m	(126)	(6)	n/m
Capitalized interest	(8)	(5)	60	(29)	(17)	71
Deferred transaction costs and other	25	8	n/m	63	29	117

Total finance costs	287	218	32	1,233	849	45
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	17	Fourth Quarter 2022

The 34% increase in net interest on borrowings this quarter was a result of new debt issued in the last year, primarily associated with the completion of our long-term financing for the Shaw Transaction, to support our acquisition of 3500 MHz spectrum licences in late 2021, and to fund certain debt maturities, including:
•the issuance of $2 billion subordinated notes in December 2021;
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022.

Income tax expense

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars, except tax rates)	2022	2021	2022	2021

Statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Income before income tax expense	696	557	2,289	2,127
Computed income tax expense	184	148	607	564
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	9	1	10	1
Non-deductible portion of equity losses	1	—	9	12
Non-taxable portion of capital gains	(5)	—	(5)	—
Non-taxable income from security investments	(3)	(3)	(12)	(11)
Other items	2	6	—	3

Total income tax expense	188	152	609	569

Effective income tax rate	27.0%	27.3%	26.6%	26.8%
Cash income taxes paid	25	25	455	700

Net income

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Net income	508	405	25	1,680	1,558	8
Basic earnings per share	$1.01	$0.80	26	$3.33	$3.09	8
Diluted earnings per share	$1.00	$0.80	25	$3.32	$3.07	8

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars, except per share amounts)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,679	1,522	10	6,393	5,887	9
Deduct:
Depreciation and amortization	648	658	(2)	2,576	2,585	—
Finance costs	287	218	32	1,233	849	45
Other (income) expense	(10)	(12)	(17)	(15)	2	n/m
Income tax expense [1]	200	172	16	684	648	6

Adjusted net income	554	486	14	1,915	1,803	6

Adjusted basic earnings per share	$1.10	$0.96	15	$3.79	$3.57	6
Adjusted diluted earnings per share	$1.09	$0.96	14	$3.78	$3.56	6
1    Income tax expense excludes recoveries of $12 million and $75 million (2021 - recoveries of $20 million and $79 million) for the three and twelve months ended December 31, 2022 related to the income tax impact for adjusted items.

Rogers Communications Inc.	18	Fourth Quarter 2022

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,658	1,453	6,154	5,626
Change in net operating assets and liabilities	(201)	(50)	(152)	37
Income taxes paid	(25)	(25)	(455)	(700)
Interest paid, net	(287)	(231)	(1,054)	(802)

Cash provided by operating activities	1,145	1,147	4,493	4,161

Investing activities:
Capital expenditures	(776)	(846)	(3,075)	(2,788)
Additions to program rights	(8)	(13)	(47)	(54)
Changes in non-cash working capital related to capital expenditures and intangible assets	(222)	12	(200)	67
Acquisitions and other strategic transactions, net of cash acquired	—	(2,661)	(9)	(3,404)
Other	(5)	16	68	46

Cash used in investing activities	(1,011)	(3,492)	(3,263)	(6,133)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(38)	(172)	707	971
Net issuance of long-term debt	—	2,000	12,711	550
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	8	(11)	(8)
Transaction costs incurred	—	(20)	(726)	(31)
Principal payments of lease liabilities	(83)	(75)	(316)	(269)
Dividends paid	(253)	(253)	(1,010)	(1,010)

Cash (used in) provided by financing activities	(358)	1,488	11,355	203

Change in cash and cash equivalents and restricted cash and cash equivalents	(224)	(857)	12,585	(1,769)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,524	1,572	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,300	715	13,300	715

Cash and cash equivalents	463	715	463	715
Restricted cash and cash equivalents	12,837	—	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,300	715	13,300	715

Operating activities
Cash provided by operating activities this quarter was stable, primarily as a result of higher adjusted EBITDA, offset by a higher investment in net operating assets, mainly higher accounts receivable associated with the increase in revenue.

Investing activities
Capital expenditures
During the quarter, we incurred $776 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Rogers Communications Inc.	19	Fourth Quarter 2022

Acquisitions and other strategic transactions
During the three months ended December 31, 2021, we made the final payment of $2.66 billion related to the acquisition of 3500 MHz spectrum licences.

Financing activities
During the quarter, we paid net amounts of $22 million (2021 - received $1,816 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our short-term non-revolving credit facilities. Below is a summary of our short-term borrowings as at December 31, 2022 and December 31, 2021.

	As at December 31	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	2,400	800
US commercial paper program (net of the discount on issuance)	214	893
Non-revolving credit facility borrowings (net of the discount on issuance)	371	507

Total short-term borrowings	2,985	2,200

The tables below summarize the activity relating to our short-term borrowings for the three and twelve months ended December 31, 2022 and 2021.

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			400			1,600
Net proceeds received from receivables securitization			400			1,600

Proceeds received from US commercial paper	1,450	1.354	1,963	6,745	1.302	8,781
Repayment of US commercial paper	(2,038)	1.360	(2,771)	(7,303)	1.306	(9,537)
Net repayment of US commercial paper			(808)			(756)

Proceeds received from non-revolving credit facilities (Cdn$)			370			865
Total proceeds received from non-revolving credit facilities			370			865

Repayment of non-revolving credit facilities (Cdn$)			—			(495)
Repayment of non-revolving credit facilities (US$)	—	—	—	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			—			(1,002)

Net proceeds received from (repayment of) non-revolving credit facilities			370			(137)

Net (repayment of) proceeds received from short-term borrowings			(38)			707

Rogers Communications Inc.	20	Fourth Quarter 2022

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Proceeds received from US commercial paper	611	1.257	768	2,568	1.260	3,235
Repayment of US commercial paper	(744)	1.261	(938)	(2,314)	1.259	(2,914)
Net (repayment of) proceeds received from US commercial paper			(170)			321

Proceeds received from non-revolving credit facilities (US$)	800	1.251	1,001	1,200	1.253	1,503
Repayment of non-revolving credit facilities (US$)	(800)	1.254	(1,003)	(800)	1.254	(1,003)

Net (repayment of) proceeds received from non-revolving credit facilities			(2)			500

Net (repayment of) proceeds received from short-term borrowings			(172)			971

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it is drawn. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. As at December 31, 2022, we had borrowed $375 million, and received $370 million net of the discount on issuance, under the facility maturing in December 2023. In January 2023, we borrowed $371 million under the facility maturing in January 2024.

Rogers Communications Inc.	21	Fourth Quarter 2022

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and twelve months ended December 31, 2022 and 2021.

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (Cdn$)			—			(600)
Senior note repayments (US$)	—	—	—	(750)	1.259	(944)
Total senior notes repayments			—			(1,544)

Net issuance of senior notes			—			11,760

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net issuance of long-term debt			—			12,711

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)
Subordinated note issuances (Cdn$)			2,000			2,000

Net issuance of long-term debt			2,000			550

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Long-term debt net of transaction costs, beginning of period	32,235	16,761	18,688	18,201
Net issuance of long-term debt	—	2,000	12,711	550
(Gain) loss on foreign exchange	(263)	(58)	1,271	(50)
Deferred transaction costs incurred	(262)	(20)	(988)	(31)
Amortization of deferred transaction costs	23	5	51	18

Long-term debt net of transaction costs, end of period	31,733	18,688	31,733	18,688

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022. In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

Rogers Communications Inc.	22	Fourth Quarter 2022

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued this year.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62

2021 issuances
December 17, 2021 (subordinated) [4]		2,000	2081	5.000%	At par	2,000	20	—
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.
In August 2022, we received consent from the holders of SMR notes to extend the SMR outside date to December 31, 2023, to ensure this financing remained in place should the Shaw Transaction not have closed by December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Since the Shaw Transaction did not close prior to December 31, 2022, we were required to pay to the holders of SMR notes an additional consent fee of $262 million ($55 million and US$152 million) on January 9, 2023. The liability associated with the additional consent fee has been recognized within "accounts payable and accrued liabilities" on our Consolidated Statement of Financial Position as at December 31, 2022.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2022 and 2021. On February 1, 2023, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on April 3, 2023 to shareholders of record on March 10, 2022.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	252

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

Rogers Communications Inc.	23	Fourth Quarter 2022

Free cash flow

	Three months ended December 31			Twelve months ended December 31
(In millions of dollars)	2022	2021	% Chg	2022	2021	% Chg

Adjusted EBITDA	1,679	1,522	10	6,393	5,887	9
Deduct:
Capital expenditures [1]	776	846	(8)	3,075	2,788	10
Interest on borrowings, net and capitalized interest	243	183	33	1,090	728	50
Cash income taxes [2]	25	25	—	455	700	(35)

Free cash flow	635	468	36	1,773	1,671	6
Add (deduct):
Interest on Shaw senior note financing	139	—	—	447	—	—
Interest earned on restricted cash and cash equivalents	(130)	—	—	(235)	—	—

Free cash flow excluding Shaw financing	644	468	38	1,985	1,671	19
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow and free cash flow excluding Shaw financing increased this quarter, primarily as a result of higher adjusted EBITDA and lower capital expenditures. Free cash flow was also impacted by higher interest on borrowings associated with the Shaw Transaction.

Rogers Communications Inc.	24	Fourth Quarter 2022

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at December 31, 2022 and December 31, 2021.

As at December 31, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	463	—	—	—	463
Bank credit facilities [2]:
Revolving	4,000	—	8	215	3,777
Non-revolving	1,000	375	—	—	625
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total	7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	715	—	—	—	715
Bank credit facilities [2]:
Revolving	4,000	—	8	894	3,098
Non-revolving	507	507	—	—	—
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	1,200	800	—	—	400

Total	6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,200 million of securities in publicly traded companies as at December 31, 2022 (December 31, 2021 - $1,581 million).

Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction. Our $6 billion term loan facility related to the Shaw Transaction is also not included in available liquidity as we can only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement (see "Managing our Liquidity and Financial Resources") is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.50% as at December 31, 2022 (December 31, 2021 - 3.95%) and our weighted average term to maturity was 11.8 years (December 31, 2021 - 11.6 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	25	Fourth Quarter 2022

Adjusted net debt and debt leverage ratios
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at December 31	As at December 31
(In millions of dollars, except ratios)	2022	2021

Long-term debt [1]	32,855	18,873
Subordinated notes adjustment [2]	(1,508)	(1,000)
Net debt derivative assets valued without any adjustment for credit risk [3]	(998)	(1,278)
Short-term borrowings	2,985	2,200
Lease liabilities	2,028	1,957
Cash and cash equivalents	(463)	(715)
Restricted cash and cash equivalents [4]	(12,837)	—

Adjusted net debt [2,5]	22,062	20,037
Divided by: trailing 12-month adjusted EBITDA	6,393	5,887

Debt leverage ratio [5]	3.5	3.4

Adjusted net debt	22,062	20,037
Add (deduct):
Shaw senior note financing	(13,799)	—
Restricted cash and cash equivalents	12,837	—
Net debt derivative liabilities related to Shaw senior note financing	(267)	—
Transaction costs paid related to Shaw senior note financing	(707)	—
Interest income on restricted cash and cash equivalents	235	—
Interest paid on Shaw senior note financing	(301)	—

Adjusted net debt excluding Shaw financing [5]	20,060	20,037
Divided by: trailing 12-month adjusted EBITDA	6,393	5,887

Debt leverage ratio excluding Shaw financing [5]	3.1	3.4
1    Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.
5    Adjusted net debt and debt leverage ratio are capital management measures. Debt leverage ratio excluding Shaw financing is a non-GAAP ratio. Adjusted net debt excluding Shaw financing is a non-GAAP financial measure and is a component of debt leverage ratio excluding Shaw financing. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

We use adjusted net debt excluding Shaw financing and debt leverage ratio excluding Shaw financing to analyze our debt and cash balances when excluding the effect of the Shaw senior note financing, as those senior notes were issued for the specific purpose of funding the Shaw Transaction, which has not yet closed. To calculate adjusted net debt excluding Shaw financing, we further adjust adjusted net debt to exclude the balances of the Shaw senior note financing, our restricted cash and cash equivalents balance, and the net debt derivative liabilities relating to the US dollar-denominated Shaw senior note financing, as well as the cumulative transaction costs we have paid to date on the Shaw senior note financing, the cumulative interest income we have earned on the restricted cash and cash equivalents balance, and the cumulative interest we have paid on the Shaw senior note financing.

Rogers Communications Inc.	26	Fourth Quarter 2022

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2022.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	N/A [1]
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Shaw Transaction, each of these rating agencies has put our credit rating under review. We expect each of these rating agencies to complete their reviews upon closing of the Shaw Transaction. See "Shaw Transaction" for more information on our agreement with Shaw and the Shaw Transaction.

Outstanding common shares

	As at December 31	As at December 31
	2022	2021

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,153,411
Class B Non-Voting Shares	393,773,306	393,771,907

Total common shares	504,925,317	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	9,860,208	6,494,001
Outstanding options exercisable	3,440,894	2,373,717
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	27	Fourth Quarter 2022

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2021 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 91.2% of our outstanding debt, including short-term borrowings, as at December 31, 2022 (December 31, 2021 - 89.3%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and twelve months ended December 31, 2022 and 2021.

		Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	—	—	—	400	1.268	507
Net cash received on settlement			—			9

US commercial paper program
Debt derivatives entered	1,450	1.354	1,963	6,745	1.302	8,781
Debt derivatives settled	2,033	1.360	2,764	7,292	1.306	9,522
Net cash received on settlement			16			64

		Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	800	1.251	1,001	1,200	1.253	1,503
Debt derivatives settled	800	1.254	1,003	800	1.254	1,003
Net cash paid on settlement			(2)			(2)

US commercial paper program
Debt derivatives entered	612	1.255	768	2,568	1.260	3,235
Debt derivatives settled	744	1.259	937	2,312	1.259	2,911
Net cash received (paid) on settlement			1			(15)

As at December 31, 2022, we had nil and US$158 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Rogers Communications Inc.	28	Fourth Quarter 2022

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the year ended December 31, 2022. We did not enter into or settle any debt derivatives related to senior and subordinated notes issued during the year ended December 31, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

As at December 31, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and twelve months ended December 31, 2022 and 2021.

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	45	1.356	61	156	1.321	206
Debt derivatives settled	34	1.294	44	124	1.306	162

	Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	33	1.333	44	132	1.273	168
Debt derivatives settled	25	1.320	33	81	1.333	108

As at December 31, 2022, we had US$225 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from January 2023 to December 2025 (December 31, 2021 - January 2022 to December 2024) at an average rate of $1.306/US$ (December 31, 2021 - $1.301/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Rogers Communications Inc.	29	Fourth Quarter 2022

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and twelve months ended December 31, 2022 and 2021.

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	852	1.251	1,066
Expenditure derivatives settled	225	1.298	292	960	1.291	1,239

	Three months ended December 31, 2021			Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	108	1.241	134	438	1.244	545
Expenditure derivatives settled	225	1.360	306	960	1.360	1,306

As at December 31, 2022, we had US$960 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from January 2023 to December 2023 (December 31, 2021 - January 2022 to December 2023) at an average rate of $1.250/US$ (December 31, 2021 - $1.287/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

This quarter, we entered into 0.5 million equity derivatives with a weighted average price of $59.18.

As at December 31, 2022, we had equity derivatives outstanding for 5.5 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.65 (December 31, 2021 - $53.10).

During the year ended December 31, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	30	Fourth Quarter 2022

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three and twelve months ended December 31, 2022 and 2021.

	Three months ended December 31, 2022			Twelve months ended December 31, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			—			9
US commercial paper program			16			64
Senior and subordinated notes			—			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			16			(11)

	Three months ended December 31, 2021	Twelve months ended December 31, 2021
(In millions of dollars, except exchange rates)	Cdn$ settlements	Cdn$ settlements

Credit facilities	(2)	(2)
US commercial paper program	1	(15)
Interest rate derivatives (Cdn$)	9	9

Net proceeds (payments) on settlement of debt derivatives and forward contracts	8	(8)

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54
Net mark-to-market equity derivative asset				54

Net mark-to-market asset				1,136

Rogers Communications Inc.	31	Fourth Quarter 2022

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40
As liabilities (Cdn$)	—	—	500	(6)
As liabilities (US$)	2,000	—	—	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36

Net mark-to-market asset				895

Regulatory Developments

The following are the significant regulatory developments that occurred in the fourth quarter.

ISED Canada review of the Shaw Transaction
On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron.

On December 31, 2022, the Minister indicated he would not render his decision on the transfer of Freedom’s spectrum licences to Videotron until there is clarity on the ongoing legal process arising from the Tribunal’s decision (see "Competition Bureau review of the Shaw Transaction" below). On January 24, 2023, the Minister acknowledged the Federal Court of Appeal's decision and stated he would issue a decision in due course. The proposed Freedom Transaction continues to be reviewed by ISED Canada.

Competition Bureau review of the Shaw Transaction
The Tribunal proceedings in respect of the Shaw Transaction commenced on November 7, 2022 and final oral arguments were completed on December 14, 2022.

On December 31, 2022, the Tribunal issued an order dismissing the Bureau’s application, an initial summary of which was released on December 29, 2022. On December 30, 2022 (prior to the issuance of the reasons for the Tribunal’s decision), the Bureau advised Rogers, Shaw, and Quebecor of its intention to appeal the decision to the Federal Court of Appeal and to seek an injunction to prevent the Shaw Transaction from closing pending the disposition of that appeal. The Federal Court of Appeal scheduled a one-day hearing on January 24, 2023 and issued an order staying the Tribunal’s decision and the closing of the Shaw Transaction until a decision on the appeal could be rendered.

On January 24, 2023, the hearing was held, during which the Federal Court of Appeal issued a ruling from the bench dismissing the Bureau's appeal and upholding the Tribunal's decision. On January 24, 2023, following the Federal Court of Appeal's decision, the Bureau announced it would not be pursuing a further appeal in the case.

Rogers Communications Inc.	32	Fourth Quarter 2022

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories.

We have updated our 2021 comparative subscriber results for the impact of these changes. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Rogers Communications Inc.	33	Fourth Quarter 2022

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
		restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Free cash flow excluding Shaw financing	●
To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing, as it was issued for a specific purpose and does not contribute to our core business operations.
Cash provided by operating activities
add (deduct)
		(capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; and (interest earned on restricted cash and cash equivalents).	Cash provided by operating activities
Adjusted net debt excluding Shaw financing	●	We believe this helps investors and analysts analyze the components of our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt, excluding the cumulative effect of the Shaw senior note financing as it was issued for the specific purpose of funding the Shaw Transaction, which has not yet closed.	Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); short-term borrowings; and (restricted cash and cash equivalents);
add (deduct)
		(Shaw senior note financing); restricted cash and cash equivalents; net debt derivative assets (liabilities) related to Shaw senior note financing; (deferred transaction costs paid related to Shaw senior note financing); interest income on restricted cash and cash equivalents; and (interest paid on Shaw senior note financing).	Long-term debt
Capital expenditures excluding Shaw	●
To show how much capital investment we make to enhance our core business assets, excluding the effect of integration-related capital expenditures in preparation for the Shaw Transaction, as they are for a specific purpose and do not yet contribute to our core business operations.
		Capital expenditures deduct capital expenditures related to Shaw integration activities.	Capital expenditures
Free cash flow excluding Shaw	●
To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing and integration-related capital expenditures in preparation for the Shaw Transaction, as they are for a specific purpose and do not yet contribute to our core business operations.
Cash provided by operating activities
add (deduct)
		(capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; (interest earned on restricted cash and cash equivalents); and capital expenditures related to Shaw integration activities.	Cash provided by operating activities

Rogers Communications Inc.	34	Fourth Quarter 2022

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Debt leverage ratio excluding Shaw financing	●	We believe this helps investors and analysts analyze our ability to service our debt obligations, excluding the effect of specific Shaw senior note financing as it was issued for a specific purpose and does not reflect our ability to service our core business debt obligations.	Adjusted net debt excluding Shaw financing (defined above) divided by 12-month trailing adjusted EBITDA.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of capital expenditures excluding Shaw

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Capital expenditures	776	846	3,075	2,788
Deduct:
Capital expenditures related to Shaw integration activities	(11)	—	(42)	—

Capital expenditures excluding Shaw	765	846	3,033	2,788

Rogers Communications Inc.	35	Fourth Quarter 2022

Reconciliation of adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Net income	508	405	1,680	1,558
Add:
Income tax expense	188	152	609	569
Finance costs	287	218	1,233	849
Depreciation and amortization	648	658	2,576	2,585
EBITDA	1,631	1,433	6,098	5,561
Add (deduct):
Other (income) expense	(10)	(12)	(15)	2
Restructuring, acquisition and other	58	101	310	324

Adjusted EBITDA	1,679	1,522	6,393	5,887

Reconciliation of adjusted net income

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Net income	508	405	1,680	1,558
Add (deduct):
Restructuring, acquisition and other	58	101	310	324
Income tax impact of above items	(12)	(20)	(75)	(79)

Adjusted net income	554	486	1,915	1,803

Reconciliation of free cash flow, free cash flow excluding Shaw financing, and free cash flow excluding Shaw

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Cash provided by operating activities	1,145	1,147	4,493	4,161
Add (deduct):
Capital expenditures	(776)	(846)	(3,075)	(2,788)
Interest on borrowings, net and capitalized interest	(243)	(183)	(1,090)	(728)
Interest paid, net	287	231	1,054	802
Restructuring, acquisition and other	58	101	310	324
Program rights amortization	(12)	(22)	(61)	(68)
Change in net operating assets and liabilities	201	50	152	(37)
Other adjustments [1]	(25)	(10)	(10)	5

Free cash flow	635	468	1,773	1,671
Add (deduct):
Interest on Shaw senior note financing	139	—	447	—
Interest earned on restricted cash and cash equivalents	(130)	—	(235)	—

Free cash flow excluding Shaw financing	644	468	1,985	1,671
Add:
Capital expenditures related to Shaw integration activities	11	—	42	—

Free cash flow excluding Shaw	655	468	2,027	1,671
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	36	Fourth Quarter 2022

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2022				2021
(In millions of dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue
Wireless	2,578	2,267	2,212	2,140	2,415	2,215	2,064	2,074
Cable	1,019	975	1,041	1,036	1,023	1,016	1,013	1,020
Media	606	530	659	482	516	473	546	440
Corporate items and intercompany eliminations	(37)	(29)	(44)	(39)	(35)	(38)	(41)	(46)
Total revenue	4,166	3,743	3,868	3,619	3,919	3,666	3,582	3,488
Total service revenue [1]	3,436	3,230	3,443	3,196	3,232	3,149	3,131	3,021

Adjusted EBITDA
Wireless	1,173	1,093	1,118	1,085	1,086	1,107	1,008	1,013
Cable	522	465	520	551	518	516	492	487
Media	57	76	2	(66)	(26)	33	(75)	(59)
Corporate items and intercompany eliminations	(73)	(51)	(48)	(31)	(56)	(56)	(51)	(50)
Adjusted EBITDA	1,679	1,583	1,592	1,539	1,522	1,600	1,374	1,391
Deduct (add):
Depreciation and amortization	648	644	638	646	658	642	647	638
Restructuring, acquisition and other	58	85	71	96	101	63	115	45
Finance costs	287	331	357	258	218	207	206	218
Other (income) expense	(10)	19	(18)	(6)	(12)	20	(7)	1
Net income before income tax expense	696	504	544	545	557	668	413	489
Income tax expense	188	133	135	153	152	178	111	128
Net income	508	371	409	392	405	490	302	361

Earnings per share:
Basic	$1.01	$0.73	$0.81	$0.78	$0.80	$0.97	$0.60	$0.71
Diluted	$1.00	$0.71	$0.76	$0.77	$0.80	$0.94	$0.60	$0.70

Net income	508	371	409	392	405	490	302	361
Add (deduct):
Restructuring, acquisition and other	58	85	71	96	101	63	115	45
Income tax impact of above items	(12)	(20)	(17)	(26)	(20)	(17)	(30)	(12)
Adjusted net income	554	436	463	462	486	536	387	394

Adjusted earnings per share:
Basic	$1.10	$0.86	$0.92	$0.91	$0.96	$1.06	$0.77	$0.78
Diluted	$1.09	$0.84	$0.86	$0.91	$0.96	$1.03	$0.76	$0.77

Capital expenditures	776	872	778	649	846	739	719	484
Cash provided by operating activities	1,145	1,216	1,319	813	1,147	1,319	1,016	679
Free cash flow	635	279	344	515	468	507	302	394
Free cash flow excluding Shaw financing	644	347	451	543	468	507	302	394
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	37	Fourth Quarter 2022

Supplementary Information

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except for per share amounts, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021

Revenue	4,166	3,919	15,396	14,655

Operating expenses:
Operating costs	2,487	2,397	9,003	8,768
Depreciation and amortization	648	658	2,576	2,585
Restructuring, acquisition and other	58	101	310	324
Finance costs	287	218	1,233	849
Other (income) expense	(10)	(12)	(15)	2

Income before income tax expense	696	557	2,289	2,127
Income tax expense	188	152	609	569

Net income for the period	508	405	1,680	1,558

Earnings per share:
Basic	$1.01	$0.80	$3.33	$3.09
Diluted	$1.00	$0.80	$3.32	$3.07

Rogers Communications Inc.	38	Fourth Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at December 31	As at December 31
	2022	2021

Assets
Current assets:
Cash and cash equivalents	463	715
Restricted cash and cash equivalents	12,837	—
Accounts receivable	4,184	3,847
Inventories	438	535
Current portion of contract assets	111	115
Other current assets	561	497
Current portion of derivative instruments	689	120
Total current assets	19,283	5,829

Property, plant and equipment	15,574	14,666
Intangible assets	12,251	12,281
Investments	2,088	2,493
Derivative instruments	861	1,431
Financing receivables	886	854
Other long-term assets	681	385
Goodwill	4,031	4,024

Total assets	55,655	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,985	2,200
Accounts payable and accrued liabilities	3,722	3,416
Income tax payable	—	115
Other current liabilities	252	607
Contract liabilities	400	394
Current portion of long-term debt	1,828	1,551
Current portion of lease liabilities	362	336
Total current liabilities	9,549	8,619

Provisions	53	50
Long-term debt	29,905	17,137
Lease liabilities	1,666	1,621
Other long-term liabilities	738	565
Deferred tax liabilities	3,652	3,439
Total liabilities	45,563	31,431

Shareholders' equity	10,092	10,532

Total liabilities and shareholders' equity	55,655	41,963

Rogers Communications Inc.	39	Fourth Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Operating activities:
Net income for the period	508	405	1,680	1,558
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	648	658	2,576	2,585
Program rights amortization	12	22	61	68
Finance costs	287	218	1,233	849
Income tax expense	188	152	609	569
Post-employment benefits contributions, net of expense	47	42	19	(5)
Other	(32)	(44)	(24)	2
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,658	1,453	6,154	5,626
Change in net operating assets and liabilities	(201)	(50)	(152)	37
Income taxes paid	(25)	(25)	(455)	(700)
Interest paid, net	(287)	(231)	(1,054)	(802)

Cash provided by operating activities	1,145	1,147	4,493	4,161

Investing activities:
Capital expenditures	(776)	(846)	(3,075)	(2,788)
Additions to program rights	(8)	(13)	(47)	(54)
Changes in non-cash working capital related to capital expenditures and intangible assets	(222)	12	(200)	67
Acquisitions and other strategic transactions, net of cash acquired	—	(2,661)	(9)	(3,404)
Other	(5)	16	68	46

Cash used in investing activities	(1,011)	(3,492)	(3,263)	(6,133)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(38)	(172)	707	971
Net issuance of long-term debt	—	2,000	12,711	550
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	8	(11)	(8)
Transaction costs incurred	—	(20)	(726)	(31)
Principal payments of lease liabilities	(83)	(75)	(316)	(269)
Dividends paid	(253)	(253)	(1,010)	(1,010)

Cash (used in) provided by financing activities	(358)	1,488	11,355	203

Change in cash and cash equivalents and restricted cash and cash equivalents	(224)	(857)	12,585	(1,769)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,524	1,572	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,300	715	13,300	715

Cash and cash equivalents	463	715	463	715
Restricted cash and cash equivalents	12,837	—	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,300	715	13,300	715

Rogers Communications Inc.	40	Fourth Quarter 2022

Change in net operating assets and liabilities

	Three months ended December 31		Twelve months ended December 31
(In millions of dollars)	2022	2021	2022	2021

Accounts receivable, excluding financing receivables	(285)	(125)	(201)	(78)
Financing receivables	(315)	(306)	(162)	(840)
Contract assets	1	36	8	417
Inventories	(112)	(139)	98	(56)
Other current assets	26	21	25	13
Accounts payable and accrued liabilities	380	424	36	556
Contract and other liabilities	104	39	44	25

Total change in net operating assets and liabilities	(201)	(50)	(152)	37

Investments

	As at December 31	As at December 31
(In millions of dollars)	2022	2021

Investments in:
Publicly traded companies	1,200	1,581
Private companies	53	53
Investments, measured at fair value through other comprehensive income	1,253	1,634
Investments, associates and joint ventures	835	859

Total investments	2,088	2,493

Rogers Communications Inc.	41	Fourth Quarter 2022

Long-term debt

			Principal amount	Interest rate	As at December 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2022	2021

Senior notes	2022	US	750	Floating	—	951
Senior notes	2022		600	4.000%	—	600
Senior notes	2023	US	500	3.000%	677	634
Senior notes	2023	US	850	4.100%	1,151	1,078
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2025	US	1,000	2.950%	1,354	—
Senior notes [1]	2025		1,250	3.100%	1,250	—
Senior notes	2025	US	700	3.625%	948	886
Senior notes	2026	US	500	2.900%	677	634
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027	US	1,300	3.200%	1,761	—
Senior notes [1]	2029		1,000	3.750%	1,000	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes [1]	2032	US	2,000	3.800%	2,709	—
Senior notes [1]	2032		1,000	4.250%	1,000	—
Senior debentures [2]	2032	US	200	8.750%	271	254
Senior notes	2038	US	350	7.500%	474	444
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes [1]	2042	US	750	4.500%	1,016	—
Senior notes	2043	US	500	4.500%	677	634
Senior notes	2043	US	650	5.450%	880	823
Senior notes	2044	US	1,050	5.000%	1,422	1,331
Senior notes	2048	US	750	4.300%	1,016	951
Senior notes	2049	US	1,250	4.350%	1,693	1,585
Senior notes	2049	US	1,000	3.700%	1,354	1,268
Senior notes [1]	2052	US	2,000	4.550%	2,709	—
Senior notes [1]	2052		1,000	5.250%	1,000	—
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,016	—
					32,855	18,873
Deferred transaction costs and discounts					(1,122)	(185)
Less current portion					(1,828)	(1,551)

Total long-term debt					29,905	17,137
1 Included in Shaw senior note financing.
2 Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2022 and December 31, 2021.
3 The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Rogers Communications Inc.	42	Fourth Quarter 2022

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Shaw Transaction and the Freedom Transaction, including the associated processes and timelines to obtain the Key Regulatory Approvals;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
•the terms and conditions of the Freedom Transaction; and
•all other statements that are not historical facts.

Specific forward-looking information included in this document includes, but is not limited to, information and statements under "2023 Outlook" relating to our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures excluding Shaw, and free cash flow excluding Shaw. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Rogers Communications Inc.	43	Fourth Quarter 2022

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•risks related to the Shaw Transaction and the Freedom Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Shaw Transaction and the Freedom Transaction; financing the Shaw Transaction; the anticipated benefits of the Shaw Transaction and successful integration of the businesses and operations of Rogers and Shaw;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2021 Annual MD&A and "Updates to Risks and Uncertainties" in our third quarter MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Key assumptions underlying our full-year 2023 guidance
Our 2023 guidance ranges presented in "2023 Outlook" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2023:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;
•overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;
•continued subscriber growth in Internet;
•declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;
•key interest rates remain relatively stable throughout 2023; and
•we retain our investment-grade credit ratings.

Rogers Communications Inc.	44	Fourth Quarter 2022

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the "Updates to Regulatory Developments" section in this earnings release and fully review the sections in our 2021 Annual MD&A entitled "Regulation in Our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	45	Fourth Quarter 2022